Exhibit 99.1

FSIC plans to list in April on the NYSE

A significant milestone is approaching for you and your clients who invested in FS Investment Corporation (FSIC). FSIC plans to list in April on the New York Stock Exchange (NYSE). We believe FSIC is well positioned for a listing given its proven management team, proven strategy, proven portfolio and proven performance.

Listing updates

EXCHANGE/TICKER	NYSE/FSIC

EXPECTED TIMING	April 2014[1]

DRP AND SHARE REPURCHASE PLAN CHANGES

FSIC’s Distribution Reinvestment Plan (DRP) will be terminated upon the listing. FSIC expects to adopt a new DRP following the listing. When the DRP is terminated, stockholders will receive any declared distribution in cash rather than shares. In addition, FSIC’s Share Repurchase Program will be terminated as of March 21, 2014, and a repurchase offer will not be conducted for the first quarter of 2014. Your clients will receive a notification of the termination of the DRP and Share Repurchase Plan.

TENDER OFFER	FSIC anticipates that it will conduct a post-listing tender offer to purchase up to $250 million in shares of its common stock.[2]

SPECIAL DISTRIBUTIONS

FSIC had approximately $124.2 million of undistributed net investment income and realized capital gains as of September 30, 2013. A portion of this income and gains is expected to be distributed as one or more special cash distributions following the listing and the tender offer.

POTENTIAL POST-TENDER PURCHASE

Franklin Square has informed FSIC that it is considering purchasing up to $100 million of FSIC’s common stock in the open market following the listing and the completion of the tender offer. Additionally, members of FSIC’s management team, as well as management of Franklin Square, have informed FSIC that they are considering purchasing up to an additional $25 million of FSIC’s common stock in the open market following the listing and completion of the tender offer.[3]

For more information

Visit www.fsinvestmentcorp.com to see the fund filing describing the listing plans in detail or call 877-372-9880

2929 Arch Street, Suite 675 | Philadelphia, PA 19104 www.franklinsquare.com

FOR BROKER DEALER USE ONLY. NOT FOR PUBLIC DISTRIBUTION.

1	There can be no assurance FSIC will list in this time frame or at all.
2	The terms of the tender offer, including the size thereof, will be determined by FSIC’s board of directors prior to commencement. None of Franklin Square, any members of the management of Franklin Square or any members of FSIC’s management intend to participate in the tender offer.
3	There can be no assurance that Franklin Square, any members of the management of Franklin Square, or any members of FSIC’s management will purchase any shares. Any such purchases may be through 10b5-1 plans and are subject to restrictions under applicable law.

This material may contain certain forward-looking statements, including statements with regard to the future performance of FS Investment Corporation (FSIC, we or us). Words such as “believes,” “expects,” “projects” and “future” or similar expressions are intended to identify forward-looking statements. These forward-looking statements are subject to the inherent uncertainties in predicting future results and conditions. Certain factors could cause actual results to differ materially from those projected in these forward-looking statements, and some of these factors are enumerated in the filings FSIC makes with the Securities and Exchange Commission (SEC). FSIC undertakes no duty or obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

This material is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of FSIC. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials (Tender Materials) that FSIC intends to distribute to its stockholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender shares of common stock, will be included in the Tender Materials, which FSIC will distribute to stockholders and file with the SEC upon the commencement of the tender offer. Stockholders are urged to carefully read the Tender Materials when they become available because they will contain important information, including the terms and conditions of the tender offer. Stockholders may obtain free copies of the Tender Materials that FSIC files with the SEC at the SEC’s website at: www.sec.gov or by calling the information agent who will be identified in the Tender Materials. In addition, stockholders may obtain free copies of FSIC’s filings with the SEC from FSIC’s website at: www.fsinvestmentcorp.com or by contacting FSIC at Cira Centre, 2929 Arch Street, Suite 675, Philadelphia, PA 19104 or by phone 877-628-8575.

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Franklin Square Capital Partners is not affiliated with Franklin Resources/Franklin Templeton Investments or the Franklin Funds.

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